Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

August 18, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
Response Letter Dated August 4, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our supplemental response to your comments dated August 4, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Response Letter Dated July 7, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2010

Financial Statements

Comment (1)—We note that you have not complied with prior comments two, three and four in our letter dated June 22, 2011, regarding the accounting errors in your previously issued financial statements.  Item 4.02 of Form 8-K requires you to notify investors within four business days of when a determination is made that previously issued financial statements should not be relied upon due to the identification of material accounting errors.  We reissue comments two, three and four.

Response (1)—Per my discussion today with Joanna Lam of the SEC, the Company intends to address these comments in its Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2011, which the Company expects to file on or before August 29, 2011.  We are discussing with our advisors your request for a Form 8-K filing and we will file a supplemental response letter addressing your comments above concurrently with the filing of the Company’s 2011 Form 10-K.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks
Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801